Exhibit 99.1

TORM plc – Notice of and complete proposals for the Annual General Meeting 2019

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of TORM plc to be held on 11 April 2019.

CONTACT		TORM plc
Christopher H. Boehringer, Chairman, tel.:	+45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.:	+45 3917 9200	London, EC3V 9DU, United Kingdom
Christopher Everard, General Manager, tel.:	+44 7920 494853	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO TORM PLC (THE “COMPANY”) ON WHICH YOU ARE BEING ASKED TO VOTE.
The definitions used throughout this Circular are set out on page six of this Circular.
If you are in any doubt about the contents of this document or the action you should take, you are recommended to immediately seek your own personal financial advice from an appropriately qualified independent adviser authorized pursuant to the Financial Services and Markets Act 2000 if in the United Kingdom or otherwise regulated under the laws of your own country.
If you sell or transfer or have sold or transferred all your Shares in the Company, you should hand this Circular and the documents accompanying it to the purchaser or agent through whom the sale was effected for transmission to the purchaser. If you sell or have sold or otherwise transferred only part of your holding of Shares, you should retain these documents.

TORM PLC
(a company registered in England and Wales with company number 09818726)
Notice of Annual General Meeting

This document should be read in its entirety. Your attention is drawn to the letter from the Chairman of the Company set out in this document, which contains your Board’s unanimous recommendation to vote in favor of the Resolutions set out in the notice of Annual General Meeting referred to below.
Notice of the Annual General Meeting (the “AGM”) of the Company to be held at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on 11 April 2019 at 12:00 noon (BST) is set out at the end of this Circular.
Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid for use at the AGM, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company’s registered office as soon as possible and, in any event, to arrive by 18.00 (BST) on 9 April 2019. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM should they subsequently wish to do so.
YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.
Your attention is drawn to the section entitled “Action to be Taken by Shareholders” on page four of this Circular.
This document will be available for download from the Company’s website at www.torm.com
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LETTER FROM THE CHAIRMAN
TORM PLC
(Registered in England and Wales with Company Number 09818726)
Registered Office:
Birchin Court,
20 Birchin Lane,
London,
England,
EC3V 9DU
Directors:
Christopher H. Boehringer, Chairman
David Weinstein, Deputy Chairman
Göran Trapp
Torben Janholt
Jacob Meldgaard, Executive Director
12 March 2019
Dear Shareholder
NOTICE OF ANNUAL GENERAL MEETING,
1 Introduction
I am writing in connection with the Resolutions to be proposed at the forthcoming Annual General Meeting (“AGM”) of TORM Plc (the “Company”) at 12:00 noon (BST) on 11 April 2019 at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom. Your attention is drawn to the recommendations of the Board as set out in paragraph five of this letter.
The Directors of the Company have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material respects and that there are no material facts the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
2 Resolutions
The Resolutions to be proposed at the AGM are set out in full in the notice of meeting attached to this document and are self-explanatory.

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3 Financial Statements
It is proposed that the Directors’ and Auditors’ reports and the financial statements for the financial year ended 31 December 2018 will be received and, if approved, adopted at the AGM. A copy of the Directors’ and Auditors’ reports and the financial statements are available on the Company’s website (www.torm.com/).
4 Expenses
The costs and expenses of calling the AGM and any adjourned AGM will be met by the Company. The costs will be paid by the Company irrespective of whether or not the Resolutions are passed by the requisite majority at the forthcoming AGM.
5 Dividend
The board are not recommending any dividend for the financial year ended 31 December 2018.
6 Recommendations
The Board believes that approval of the Resolutions to be proposed at the AGM is in the best interests of Shareholders as a whole and recommends that Shareholders vote in favor of the Resolutions set out in the notice of AGM of the Company, as the Directors intend to do, or procure to be done, in respect of their own and their connected persons’ beneficial holdings.
7 Actions to be taken by Shareholders
(a) Annual General Meeting
The Resolutions are subject to Shareholder approval. A notice convening the AGM is set out at the end of this Circular.
A Form of Proxy for the AGM is enclosed with this Circular, and you are requested to complete and post the Form of Proxy to the Company’s registered address as soon as possible. The completion and return of a form of proxy will not prevent you from attending the AGM in person, speaking and voting if you wish to do so.
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the above address as the case may be by 18.00 (BST) on 9 April 2019.
For those shareholders who hold shares via VP Investor Services and which are trading on Nasdaq Copenhagen, you may vote or register electronically at www.vp.dk/agm no later than Tuesday, 9 April 2019 by 18.00 (BST). Alternatively, you may return a proxy instruction form or registration form. The dated and signed form, must reach VP Investor Services A/S by Tuesday, 9 April 2019 by 18.00 (BST) either by email (vpinvestor@vp.dk) or by ordinary mail to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S.
For those shareholders who hold shares traded on Nasdaq New York, they should return voting instructions as indicated on the Voter Instruction Form.

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The majority required for the passing of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast for and against such resolutions.
The quorum for the AGM is two or more Shareholders who are entitled to vote, present in person or by proxy or a duly authorized representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may think fit to allow) a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.
(b) Inspection of Documents
Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any Business Day from the date of this Circular until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to, and during, the AGM:
(i)	the Memorandum and Articles of Association of the Company;
(ii)	this Circular; and
(iii)	a memorandum setting out the terms of the contracts for services of the Executive Director and each of the non-Executive Directors.
If you have questions in this regard, please do not hesitate to contact Christopher Everard at +44 7920 494 853.
Yours faithfully
Christopher H. Boehringer
Chairman

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EXPECTED TIMETABLE
Deadline for receipt of Forms of Proxy for the Annual General Meeting	6.00 pm (BST) on 9 April 2019
Time and date of Annual General Meeting	12.00 noon (BST) on 11 April 2019
Expected Effective Time of the Resolutions	12.00 noon (BST) on 11 April 2019*
*(or, if later, the effective time and date upon which Shareholders approve the Resolutions)

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DEFINITIONS
The following definitions apply throughout this Circular unless the context requires otherwise:
AGM or Annual General Meeting	The Annual General Meeting of the Company to be held on 11 April 2019 (or any adjournment thereof), notice of which is set out at the end of this Circular
Board of Directors	The Board of Directors of the Company
BST	British Summer Time
Business Day	Any day other than a Saturday or Sunday on which banks are open for normal banking business in London
Circular	This document including, for the avoidance of doubt, the Letter from the Chairman, Notice of Annual General Meeting and Form of Proxy
Companies Act	The Companies Act 2006, as amended, supplemented or replaced from time-to-time
Company	TORM plc
Effective Time	The time at which the Resolutions are expected to become effective, being 12:00 noon (BST) on 11 April 2019 or such other time as the Directors may in their absolute discretion determine
Form of Proxy	The form of proxy appended to this Circular for use by Shareholders in voting at the AGM
Ordinary Resolutions	The ordinary Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular
Registered Office	Birchin Court, 20 Birchin Lane, London, England, EC3V 9DU
Resolutions	The resolutions to be proposed at the AGM which are set out in the notice convening that meeting at the end of this Circular
Shares	As the context indicates, ordinary A, ordinary B and ordinary C shares of USD 0.01 each in the capital of the Company
Shareholders	Holders of Shares

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TORM PLC
Registered in England and Wales – Company Number 09818726 (the “Company”)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on Thursday, 11 April 2019 at 12:00 noon (BST).
To consider and, if thought fit, pass the following Resolutions, which will be proposed as ordinary resolutions:
1 THAT the Annual Report including the accounts and the reports of the Directors and Auditors for the financial year ended 31 December 2018 be received and adopted.
2 THAT the Company’s Remuneration Report for the financial year ended 31 December 2018 be received and adopted.
3 THAT Deloitte LLP be reappointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.
4 THAT the Directors be authorized to fix the remuneration of the auditors.

By Order of the Board	Registered Office: Birchin Court, 20 Birchin Lane, London, England, EC3V 9DU

Christopher H. Boehringer
Chairman
Dated 12 March 2019
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Notes:

(a)	Only those shareholders registered in the Company’s register of members at:
(i)	6.00pm (BST) on 9 April 2019; or,
(ii)	if this meeting is adjourned, at 6.00pm (BST) on the day two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com/.
(c)	If you wish to attend the meeting in person, please attend the Company’s office at Birchin Court, 20 Birchin Lane, London, England, EC3V 9DU on 11 April 2019 at 12:00 noon (BST).
(d)
If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting and you should have received a proxy form with this notice of meeting. A proxy does not need to be a shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form. To appoint more than one proxy, please contact the Company on tel.  +44 203 713 4561.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company’s registered office by 18.00 (BST) on 9 April 2019.

(f)
The completion and return of a proxy card will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

(j)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(k)	A shareholder may change a proxy instruction, but to do so you will need to inform the Company in writing by either:
(i)
sending a signed hard-copy notice clearly stating your intention to revoke your proxy appointment to the Company. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or

(ii)	sending an email to ir@torm.com.
(l)	In either case, the revocation notice must be received by the Company no later than 18.00 (BST) on 9 April 2019.
(m)
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

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(n)
A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a shareholder provided that no more than one corporate representative exercises powers over the same share.

(o)
As at 18:00 GMT on 6 March 2019, which is the latest practicable date before publication of this notice, the Company’s issued share capital comprised 74,218,848 ordinary shares of USD 0.01 each (made up of 74,218,846 ordinary A-shares, 1 ordinary B-share and 1 ordinary C-share).

(p)
Each ordinary A- and B-share carries the right to one vote on all resolutions proposed at this Annual General Meeting. The ordinary C-share carries the right to 350,000,000 votes in respect of those matters set out in Article 4.7 of the articles of association, but otherwise carries no right to vote. As a result, the ordinary C-share carries no right to vote on the the resolutions proposed at this Annual General Meeting. 312,871 ordinary A-shares are held by the Company as treasury shares and therefore are not eligible for voting. Accordingly, the total number of voting rights in the Company in respect of the Resolutions proposed at this Annual General Meeting as at            is 73,905,976.

(q)	Any member attending the meeting has the right to ask questions. The Company must answer any question you ask relating to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been given on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interest of the Company or the good order of the meeting that the question be answered.
(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the non-Executive Directors, are available for inspection at the Company’s registered office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the resolutions proposed at this Annual General Meeting of the Company, present in person or by proxy or a duly authorized representative of a corporation which is a member.

(t)	The ordinary resolutions must be passed by a simple majority of the total number of votes cast for and against such resolution.
(u)	At the meeting the vote may be taken by show of hands or by poll. On a poll, every member who is present in person or by proxy shall be entitled to one vote for every share held by him.
(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chairman, and at such adjourned meeting one member present in person and by proxy shall be a quorum.

(w)
Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company’s register of members at 6.00 pm (BST) on 9 April 2019.

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